July 17, 2020

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Heather Clark

Re:	POET Technologies, Inc.
Form 20-F for the Year Ended December 31, 2019
File No. 000-55135
Filed April 30, 2020

Ms. Clark:

On behalf of our client, POET Technologies, Inc. (the “Company”), set forth below are responses to the Staff’s letter of comment issued on June 23, 2020 (the “Letter”) relating to the above-referenced Form 20-F for the fiscal year ended December 31, 2019 (the “Form 20-F”). For convenience of reference, the comments from the Letter are repeated below in bold, followed by the Company’s responses.

1.	Please note that your emerging growth company status expired on the last day of the fiscal year of the fifth anniversary of your initial listing. Given that you listed in 2014, you were no longer an emerging growth company at December 31, 2019. Please amend your Form 20-F to correct the cover page of the 20-F, unchecking the box for emerging growth companies as well as any other relevant sections in your 20-F in which you identify as an EGC. In this regard, we note risk factor disclosure on page 16. Please revise accordingly.

Response: As we discussed via telephone on June 24, 2020 and reflected in your voicemail message on June 25, 2020, the Company continues to qualify as an “emerging growth company” as that term is defined under Section 101(a) of the Jumpstart Our Business Startups Act (the “JOBS Act”). Under the JOBS Act, a company retains its status as an emergency growth company until the earliest to occur of the disqualifying conditions specified in Sections 2(a)(19)(A) through (D) of the Securities Act of 1933, as amended (the “Securities Act”). None of those disqualifying conditions has yet occurred with respect to the Company. Specifically, although the Company’s initial U.S. listing and filing of a registration statement on Form 20-F under the Securities Exchange Act of 1934 occurred in 2014, the first sale of the Company’s securities pursuant to an effective registration statement under the Securities Act did not occur until October 2016 (the “Initial ‘33 Act Offering”). Accordingly, the Company’s emerging growth company status will not expire pursuant to Section 2(a)(19)(B) of the Securities Act until December 31, 2021, which is the last day of the fiscal year of the fifth anniversary of the Initial ‘33 Act Offering.

KATTEN MUCHIN ROSENMAN LLP

CENTURY CITY CHARLOTTE CHICAGO DALLAS HOUSTON LOS ANGELES
NEW YORK ORANGE COUNTY SHANGHAI WASHINGTON, DC

A limited liability partnership including professional corporations

LONDON: KATTEN MUCHIN ROSENMAN UK LLP

July 17, 2020

2.	Please amend your Form 20-F to include the full certifications as required by Item 19, Instruction 12 of Form 20-F.

Response: The Company has filed an amended Form 20-F with the full certifications of its Chief Executive Officer and our Chief Financial Officer.

We believe that the responses above fully address the comments contained in the Letter. If you have any questions regarding the Form 20-F or the above responses, please contact the undersigned at (312)902-5493 or mark.wood@katten.com. Thank you for your prompt attention to this matter.

Very truly yours,

/s/ Mark D. Wood

Mark D. Wood

cc:	Thomas R. Mika, Chief Financial Officer
Kevin Barnes, Corporate Controller and Treasurer
Jean Yu, Securities and Exchange Commission